Exhibit 8.1

List of “significant subsidiaries” of Petrobras Energía Participaciones S.A.

as defined in Rule 1-02(w) of Regulation S-X

1.	Petrobras Energía S.A.

2.	World Fund Financial Services (Cayman)

3.	Petrobras Energía Perú S.A. (Perú)

4.	Petrobras Energía Venezuela S.A. (Venezuela)